Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 22, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Registration Statement filing + cost reduction Q&A

On Sept. 16, Walgreens Boots Alliance, Inc., the anticipated new holding company for the combined Walgreens and Alliance Boots enterprise, filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. As explained in the Registration Statement, Walgreens Boots Alliance will have its operational headquarters in the Chicago area, but will be legally domiciled in the state of Delaware. With the state’s well-established corporate governance laws, more than 50 percent of all publicly traded companies in the U.S. are incorporated in Delaware. As a reminder, the Walgreen Co. division of Walgreens Boots Alliance will continue to be incorporated in Illinois with its headquarters in Deerfield, and Alliance Boots will keep its headquarters in Nottingham, England.

As news related to Step 2 with Alliance Boots continues to develop, we continue to monitor team member feedback through our various publications and communications channels. Recently, we’ve received many questions, such as the one below, around additional details regarding the cost-reduction efforts. This deal is unique to the industries Walgreens and Alliance Boots are part of, and there are many different planning processes and work streams moving in order to integrate the two companies. But, we’re working on addressing your key themes and questions, and as we’re able to communicate more details, we’ll be transparent and timely in sharing them with you. In the meantime, check out the FAQ section on the Step 2 Resource Center, and the feature article in the Sept/Oct issue of Walgreen World, now available online and in stores this Wednesday, Sept. 24.

Q: Is the $1 billion in cost reductions for Walgreens being matched or mirrored by Alliance Boots? If not, why is it that only Walgreens needs to show $1 billion in cost reductions?

A: For the past several years, a core strategy at Alliance Boots has been to continue to deliver productivity improvements and other cost savings. As a result, they’ve already been reducing costs for some time and continue to execute on these plans. The Walgreens cost-reduction initiative is a response, in part, to the ongoing impact of a value-conscious consumer, and payers continuing to lower the amount we’re paid for the medications we dispense. Our cost-reduction efforts will help better position us to face these pressures and allow us to invest in the areas that are most important to our customers. As we move forward with combining the two companies, we’ll continuously look at all Walgreens Boots Alliance divisions to make sure we’re operating as efficiently as possible.

[Legends included in the original are excerpted at the end of this filing]

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.